                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-28608

                                PETSEC ENERGY LTD
                 (Translation of registrant's name into English)

             LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

         Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

The following release was filed with the Australian Stock Exchange on the date indicated.

                                PETSEC ENERGY LTD
                                 ACN 000 602 700



19 May 2005



The Company Announcements Office
Australian Stock Exchange
20 Bridge Street
SYDNEY NSW 2000



2005 ANNUAL GENERAL MEETING AND DISCLOSURE OF PROXY VOTES

Petsec Energy advises that the results of the single ordinary resolution put to shareholders at its Annual General Meeting today were as follows:

1.       RE-ELECTION OF MR D A MORTIMER AS A DIRECTOR

         Result - carried on a show of hands

         The number of votes received by proxy and letters of representation were as follows:

For the resolution             29,434,265
Against the resolution            163,206
Discretionary                     457,238
Abstain                            80,000



For further information please contact:


Craig Jones
Company Secretary
Petsec Energy Limited
Tel: 612 9247 4605
E-mail: cjones@petsec.com.au

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Petsec Energy Ltd


Date:  May 24, 2005                           By:  /s/ Craig Jones









                                                   Craig H. Jones
                                                   Group Manager - Corporate